UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

GasLog Ltd.

(Name of the Issuer)

GasLog Ltd.

Blenheim Holdings Ltd.

Blenheim Special Investments Holding Ltd.

Ceres Shipping Ltd.

Peter G. Livanos

Olympic LNG Investments Ltd.

GEPIF III Crown Bidco L.P.

GEPIF III Crown MergerCo Limited

Global Energy & Power Infrastructure Fund III, L.P.

(Name of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number of Class of Securities)

GasLog Ltd. Alexandros Laios, General Counsel c/o GasLog LNG Services Ltd. 69 Akti Miaouli 18537 Piraeus Greece +30 210 459 1000	Blenheim Holdings Ltd. Blenheim Special Investments Holding Ltd. Ceres Shipping Ltd. Peter G. Livanos c/o Ceres Monaco SAM Gildo Pastor Center 7 rue du Gabian 98000 Monaco +377 9797 0606
Olympic LNG Investments Ltd. c/o ASOFIN Management AG Heiligkreuz 2, FL-9490 Vaduz Liechtenstein +423-237 48 03	Global Energy & Power Infrastructure Fund III, L.P. GEPIF III Crown Bidco L.P. GEPIF III Crown MergerCo Limited One Lafayette Place Greenwich, CT 06830 U.S.A. +1 203 863 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Erik R. Tavzel, Esq. D. Scott Bennett, Esq. Andrew C. Elken, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000	Owen Clay Linklaters LLP One Silk Street London, EC2Y 8HQ United Kingdom +44 20 7456 3230	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 +1 (713) 821-5666

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$253,528,387.80	$27,659.95

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. The transaction valuation was calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $5.80 for 42,567,710 outstanding common shares of the issuer subject to the transaction, (b) the product of 642,637 common shares of the issuer subject to restricted stock unit awards that are not subject to performance-based vesting conditions multiplied by $5.80 and (c) the product of 501,444 common shares of the issuer subject to restricted stock unit awards that remain subject to performance-based vesting conditions (determined based on the achievement of applicable performance goals at target levels) multiplied by $5.80, in each case as of the date of this filing ((a), (b) and (c) together, the “Transaction Value”).

**	The amount of the filing fee was calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for the Fiscal Year 2021 by multiplying the Transaction Value by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (“SEC”) on March 29, 2021, as amended and supplemented and together with the exhibits thereto (the “Schedule 13E-3” or the “Transaction Statement”), by: (i) GasLog Ltd., a Bermuda exempted company (the “Company”), (ii) GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (“Parent”), (iii) GEPIF III Crown MergerCo Limited, a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”), (iv) Global Energy & Power Infrastructure Fund III, L.P., a Cayman Islands exempted limited partnership (“GEPIF III”), (v) Blenheim Holdings Ltd., a Bermuda exempted company (“Blenheim Holdings”), (vi) Blenheim Special Investments Holding Ltd., a Bermuda exempted company (“Blenheim Special Investments”), (vii) Ceres Shipping Ltd., a Bermuda exempted company, (viii) Peter G. Livanos and (ix) Olympic LNG Investments Ltd., a Bermuda exempted company (“Olympic”) (each of (i) through (ix) a “Filing Person”, and collectively, the “Filing Persons”).

This Transaction Statement relates to (1) the Agreement and Plan of Merger, dated as of February 21, 2021 (subsequently amended on April 20, 2021 and as it may be further amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, (2) the related Statutory Merger Agreement contemplated by the Merger Agreement (the “Statutory Merger Agreement”), to be entered into by the Company and Merger Sub and (3) the Rollover Agreement, dated as of February 21, 2021 (the “Rollover Agreement”), by and among Parent, the Company, Blenheim Holdings, Olympic, Blenheim Special Investments, Falconera Navigation Inc., Chiara Holdings S de R.L., Maple Tree Holdings Ltd., Ash Tree SA, Acer Tree Ltd., Thatcher Investments Limited, Eleanor Investments Holdings Limited, Nelson Equity Limited and JP Jones Holdings Limited (such persons, other than Parent and the Company, the “Rolling Shareholders”). Pursuant to, and subject to the terms and conditions of, the Merger Agreement and the Statutory Merger Agreement, if each of the conditions to closing set forth in the Merger Agreement are either satisfied or, to the extent permitted, waived, Merger Sub will be merged with and into the Company (the “Merger”), with the Company as the surviving company in the merger.

On April 23, 2021, and May 18, 2021, counsel for the Company received letters (collectively, the “Demand Letters”) from counsel for a purported shareholder of the Company alleging that the Transaction Statement omitted material information with respect to the Merger, and demanding that the Company provide supplemental disclosures in an amendment or supplement to the Proxy Statement (as defined below). As of the date of this Amendment, no complaint has been filed with respect to the Demand Letters.

The Company believes that the allegations in the Demand Letters are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of litigation relating to the allegations in the Demand Letters and to minimize the costs, risks and uncertainties inherent in defending any such litigation, and without admitting any liability or wrongdoing, the Company is voluntarily supplementing the Proxy Statement as described in this Amendment. The Company believes that the supplemental disclosures contained in this Amendment are immaterial. The purported shareholder on whose behalf the Demand Letters were sent has agreed that, following the filing of this Amendment, he will consider his claims mooted and refrain from filing any action related to the allegations in the Demand Letters.

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the definitive proxy statement dated May 3, 2021 (the “Proxy Statement”) attached as Exhibit (a)(1) to the Transaction Statement. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement. In addition, these supplemental disclosures will not affect the consideration to be received by the holders of common shares of the Company in the Merger or the timing of the special general meeting of shareholders of the Company, scheduled for June 4, 2021 at 9:30 a.m. Bermuda Time, as described further in the Proxy Statement.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” is hereby amended and supplemented as follows:

•	by adding the below sentence on page 36 of the Proxy Statement after the sentence that provides “On November 24, 2020, the Company and GEPIF entered into a non-disclosure agreement with respect to a potential transaction.”:

The non-disclosure agreements entered into by the Company with GEPIF and four other potential counterparties identified below contained customary standstill provisions, including provisions permitting confidential requests to the special committee to amend or waive such customary standstill provisions.

•	by replacing the entries for February 3, 2021 on page 40 of the Proxy Statement in their entirety with the below:

On February 3, 2021, the special committee held a video conference meeting with representatives of Cravath, Evercore and management to discuss the markups of the transaction agreements received from each of GEPIF and Party A. Messrs. Livanos and Papadimitriou, each in his capacity as representatives of Blenheim Holdings and Olympic, respectively, attended the beginning of the meeting to provide their views with respect to the markups of the shareholders agreement (including Annex A thereof setting forth certain consent rights to be held by the potential counterparty post-closing with respect to the operation of the Company) submitted by each of GEPIF and Party A. In particular, Messrs. Livanos and Papadimitriou expressed their views that neither markup from GEPIF or Party A contemplated a post-closing governance structure that would be acceptable to Blenheim Holdings or Olympic, and reiterated their position that neither Blenheim Holdings nor Olympic would support any transaction in which the counterparty would not be a long-term minority investor in the Company with general operational control remaining with the majority shareholders. In particular, Messrs. Livanos and Papadimitriou noted that the markup from both GEPIF and Party A contemplated broad consent rights for the counterparty with respect to the operation of the Company post-closing and requested that the special committee and its advisors relay the same message to each of GEPIF and Party A that Blenheim Holdings and Olympic would only support a transaction in which the post-closing governance arrangements more closely resembled the framework contemplated by the auction draft of the shareholders agreement (including Annex A thereof), which framework provided for general operational control remaining with the majority shareholders. Following the departure of Messrs. Livanos and Papadimitriou from the meeting, the special committee discussed with representatives of Cravath, Evercore and management that in light of the fact that there could be no actionable transaction without the support of Blenheim Holdings and Olympic, it would be appropriate for the special committee to deliver the same message to both GEPIF and Party A with respect to the foregoing, and directed each of Cravath and Evercore to do so.

Later that day on February 3, 2021, representatives of Cravath participated in separate telephonic meetings with each of Simpson, on behalf of GEPIF, and outside legal counsel to Party A, on behalf of Party A, and representatives of Evercore participated in separate telephonic meetings with representatives of each of GEPIF and Party A, to relay the same message to each party. Representatives of GEPIF indicated that GEPIF was not seeking operational control of the Company and they expected to be able to reach a mutually acceptable agreement with respect to post-closing governance, including with respect to minority consent rights. Representatives of Party A indicated that Party A would need to be actively involved in operation of the Company and expected equality of participation in governance matters. Following such telephonic meetings, later that evening on February 3, 2021, representatives of Party A notified Evercore that Party A would no longer be participating in the process for a potential transaction, and Evercore notified members of the special committee, Cravath and management.

•	by adding the below entry for December 23, 2020 on page 38 of the Proxy Statement:

Also on December 23, 2020, representatives of Evercore uploaded to the virtual dataroom management’s financial projections for the Company reflecting the finalization of the 2021 budget, which projections were made available to any potential counterparties who had executed or subsequently executed a non-disclosure agreement with the Company.

•	by adding the below entry for February 16, 2021 on page 41 of the Proxy Statement:

Also on February 16, 2021, representatives of Evercore uploaded to the virtual dataroom the management forecasts, which reflected actual 2020 results for the Company and contained immaterial adjustments to the financial projections uploaded to the virtual dataroom on December 23, 2020.

The information set forth in the Proxy Statement under the caption “Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee” is hereby amended and supplemented as follows:

•	by replacing the last paragraph and the table on page 60 of the Proxy Statement with the below:

The trading multiples for each of the peer group companies and the Partnership, including the mean and median trading multiples, are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of the Company and the Partnership based on Evercore’s experience and professional judgement.

	EV / EBITDA				P/ NAV
C-Corps	2021E		2022E		Current
Flex LNG	7.2	x	9.8	x	0.62	x
Hoegh LNG	9.6		9.5		0.85

Mean	8.4	x	9.6	x	0.74	x
Median	8.4		9.6		0.74

	EV / EBITDA				P/ NAV
MLPs	2021E		2022E		Current
Dynagas LNG Partners LP	8.5	x	8.8	x	1.00	x
GasLog Partners LP	8.5		9.2		0.77
Hoegh LNG Partners LP	9.4		10.0		1.11
Teekay LNG Partners LP	9.9		10.3		1.08

Mean	9.1	x	9.6	x	0.99	x
Median	9.0		9.6		1.04

	EV / EBITDA				P/ NAV
MLPs (Excluding the Partnership)	2021E		2022E		Current
Dynagas LNG Partners LP	8.5	x	8.8	x	1.00	x
Hoegh LNG Partners LP	9.4		10.0		1.11
Teekay LNG Partners LP	9.9		10.3		1.08

Mean	9.3	x	9.7	x	1.06	x
Median	9.4		10.0		1.08

•	by replacing the first table and the first paragraph on page 62 of the Proxy Statement with the below:

The multiples for each of the relevant transactions, including the mean and median multiples are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of the Company and the Partnership and based on Evercore’s experience and professional judgement.

Announced	Acquiror / Target	Multiple

1/13/2021	New Fortress Energy Inc. / Hygo Energy Transition Ltd.	8.5	x

1/13/2021	New Fortress Energy Inc. / Golar LNG Partners, LP	9.1

10/1/2019	Brookfield Business Partners L.P. / Teekay Offshore Partners L.P.	6.8

8/9/2019	SPII Holdings Inc. / DryShips Inc.	9.5

5/27/2019	Star Bulk Carriers Corp. / 11 Dry Bulk Vessels (Delphin Shipping LLC)	8.0

11/27/2018	DSS Holdings L.P. / Capital Product Partners L.P.	7.6

10/29/2018	Poseidon Containers / Global Ship Lease, Inc.	5.1

4/20/2018	Star Bulk Carriers Corp. / 16 Dry bulk Vessels (Augustea Atlantica SpA & York Capital Management)	7.9

3/14/2018	Seaspan Corporation / 89.0% of Greater China Intermodal Investments LLC	8.3

•	by adding the below prior to the last paragraph on page 64 of the Proxy Statement:

Since January 2018, Evercore has not provided any financial advisory services to any rolling shareholder or their respective affiliates (other than the Company and the Partnership).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” is hereby amended and supplemented as provided in Item 5 above.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The information set forth in the Proxy Statement under the captions “Special Factors—Background of the Merger” and “Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee” are hereby amended and supplemented as provided in Item 5 above.

ITEM 8. FAIRNESS OF THE TRANSACTION

The information set forth in the Proxy Statement under the captions “Special Factors—Background of the Merger” and “Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee” are hereby amended and supplemented as provided in Item 5 above.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The information set forth in the Proxy Statement under the captions “Special Factors—Background of the Merger” and “Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee” are hereby amended and supplemented as provided in Item 5 above.

The information set forth in the Proxy Statement under the caption “Special Factors—Certain Financial Information” is hereby amended and supplemented as follows:

•	by adding the below line item to the table under the heading “Company Management Forecasts”:

	For the Years Ending December 31,
	2021E	2022E	2023E	2024E	2025E
Net Profit (consolidated)	$145.4	$189.6	$198.0	$203.7	$193.4

ITEM 12. The Solicitation or Recommendation

The information set forth in the Proxy Statement under the caption “Special Factors—Background of the Merger” is hereby amended and supplemented as provided in Item 5 above.

ITEM 14. Persons/Assets Retained, Employed, Compensated or Used

The information set forth in the Proxy Statement under the captions “Special Factors—Background of the Merger” and “Special Factors—Opinion of Evercore—Financial Advisor to the Special Committee” are hereby amended and supplemented as provided in Item 5 above.

ITEM 15. ADDITIONAL INFORMATION

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
(a)-(1)***	Proxy Statement of the Company dated May 3, 2021.
(a)-(2)***	Letter to the Shareholders of the Company, included in the Proxy Statement and incorporated herein by reference.
(a)-(3)***	Notice of Special General Meeting of Shareholders, included in the Proxy Statement and incorporated herein by reference.
(a)-(4)***	Form of Proxy Card, included in the Proxy Statement and incorporated herein by reference.
(a)-(5)*	Press Release issued by the Company, dated February 22, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 22, 2021.
(a)-(6)**	Press Release issued by the Company, dated February 22, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 22, 2021.
(a)-(7)**	Annual Report on Form 20-F for the year ended December 31, 2020 for the Company filed with the SEC on March 5, 2021.
(b)	Not applicable.
(c)-(1)	Fairness Opinion of Evercore Group L.L.C., dated February 21, 2021, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the special committee of the board of directors of the Company, dated November 17, 2020
(c)-(3)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the special committee of the board of directors of the Company, dated February 19, 2021.
(c)-(4)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the special committee of the board of directors of the company, dated February 21, 2021.
(d)-(1)***	Agreement and Plan of Merger, dated as February 21, 2021, by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, incorporated herein by reference to Annex A-1 to the Proxy Statement.
(d)-(2)***	Statutory Merger Agreement by and among GasLog Ltd. and GEPIF III Crown MergerCo Limited, incorporated herein by reference to Annex B of the Proxy Statement.
(d)-(3)***	Rollover Agreement, dated as February 21, 2021, by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders (as defined therein), incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(4)*	Limited Guarantee, dated as of February 21, 2021, by and between Global Energy & Power Infrastructure Fund III, L.P., in favor of GasLog Ltd.
(d)-(5)*	Equity Commitment Letter, dated as of February 21, 2021, by and between Global Energy & Power Infrastructure Fund III, L.P. and GEPIF III Crown Bidco L.P., incorporated herein by reference to Exhibit 2 to the Schedule 13D furnished by BlackRock, Inc. to the SEC on March 3, 2021
(d)-(6)*	Form of Registration Rights Agreement, incorporated herein by reference to Exhibit 4.2 to Amendment No. 4 to GasLog Ltd.’s Registration Statement on Form F-1, filed with the SEC on March 16, 2012.
(d)-(7)*	Registration Rights Agreement, dated as of June 22, 2020, by and among GasLog Ltd. and the shareholders named therein, incorporated herein by reference to Exhibit 4.17 to GasLog Ltd.’s Annual Report on Form 20-F, filed with the SEC on March 5, 2021.
(d)-(8)*	Form of Subscription Agreement, incorporated herein by reference to Exhibit 10.24 to Amendment No. 4 to GasLog Ltd.’s Registration Statement on Form F-1, filed with the SEC on March 16, 2012.
(d)-(9)*	Form of Subscription Agreement, incorporated herein by reference to Exhibit 4.9 to GasLog Ltd.’s Annual Report on Form 20-F, filed with the SEC on March 27, 2014.
(d)-(10)*	Stock Purchase Agreement, dated June 22, 2020, between Blenheim Holdings Ltd. and GasLog Ltd., incorporated herein by reference to Exhibit 1 to Amendment No. 8 to the Schedule 13D furnished by Peter G. Livanos, Ceres Shipping Ltd. and Blenheim Holdings Ltd. to the SEC on June 30, 2020.
(d)-(11)*	Stock Purchase Agreement, dated June 22, 2020, between Olympic LNG Investments Ltd. and GasLog Ltd., incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D furnished by Olympic LNG Investments Ltd., A.S.O. Holdings S.A. and the Alexander S. Onassis Foundation to the SEC on July 2, 2020.
(d)-(12)***	Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 20, 2021, by and among GasLog Ltd., GEPIF Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, incorporated by reference to Annex A-2 to the Proxy Statement.

(f)***	Section 106 of the Bermuda Companies Act, incorporated herein by reference Annex E to the Proxy Statement
(g)	Not applicable.

*	Previously filed on March 29, 2021 as an exhibit to the Schedule 13E-3.

**	Previously filed on April 20, 2021 as an exhibit to Amendment No. 1 to the Schedule 13E-3.

***	Previously filed on May 3, 2021 as an exhibit to Amendment No. 3 to the Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2021

GASLOG LTD.
By:	/s/ Paul A. Wogan

	Name:	Paul A. Wogan
	Title:	Chief Executive Officer

BLENHEIM HOLDINGS LTD.
By:	/s/ Peter G. Livanos

	Name:	Peter G. Livanos
	Title:	Director

BLENHEIM SPECIAL INVESTMENTS HOLDING LTD.
By:	/s/ Peter G. Livanos

	Name:	Peter G. Livanos
	Title:	Attorney-in-Fact

PETER G. LIVANOS
By:	/s/ Peter G. Livanos

	Name:	Peter G. Livanos

CERES SHIPPING LTD.
By:	/s/ Peter G. Livanos

	Name:	Peter G. Livanos
	Title:	Director

OLYMPIC LNG INVESTMENTS LTD.
By:	/s/ A.S. Papadimitriou

	Name:	A.S. Papadimitriou
	Title:	President

By:	/s/ M. Gialouris

	Name:	M. Gialouris
	Title:	Treasurer/Director

GEPIF III CROWN BIDCO L.P.
By: GEPIF III (GenPar), LLC, its general partner
By:	/s/ James Berner

	Name:	James Berner
	Title:	Managing Director

GEPIF III CROWN MERGERCO LIMITED
By:	/s/ James Berner

	Name:	James Berner
	Title:	Director

GLOBAL ENERGY & POWER INFRASTRUCTURE FUND III, L.P.
By: GEPIF III (GenPar), LLC, its general partner
By:	/s/ James Berner

	Name:	James Berner
	Title:	Managing Director